

June 14, 2013

Via E-mail
Rick Kline
Chief Financial Officer
IPC The Hospitalist Company, Inc.
4605 Lankershim Boulevard, Suite 617
North Hollywood, California 91602

> **Re:** **IPC The Hospitalist Company, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 26, 2013**
> **Form 8-K dated April 24, 2013**
> **Filed April 24, 2013**
> **File No. 001-33930**

Dear Mr. Kline:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within 10 business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates
Claims Liability and Professional Liability Reserves, page 39

1. Please provide us proposed disclosure to be included in future filings to address the following:

    a. You have identified the factors that affect the estimate of the reserve. Please clarify whether any of the key factors have changed historically over the periods presented.

        Also clarify the assumed period of time between accrual of the loss contingency and its final settlement (i.e. the tail).

    b. The amounts of settled, but unpaid, claims and unsettled claims included in the liability.

    c. Quantify and discuss the impact that reasonably likely changes in the key assumptions used would have on the liability at the end of the reporting period and on future operations. Merely applying a hypothetical change to your key assumptions and stating the impact it would have on this liability would not accomplish this objective.

    d. Provide a table that includes the following components of medical malpractice reserve for each period presented: beginning balance, reserves related to current period, changes related to prior period reserves, payments for current period reserves, payments for prior period reserves and the ending balance.

Contractual Obligations and Reserves, page 43

2. Please provide us proposed disclosure to be included in future filings to include long-term debt and the interest on long-term debt in the table of contractual obligations.

Notes to Consolidated Financial Statements
Note 2. Practice Acquisitions, page 55

3. Please provide us proposed disclosure to be included in future filings to clarify that these were business acquisitions and not asset acquisitions. Please include a qualitative description of the factors that make up the goodwill recognized as required by ASC 805-30-50. Also include pro forma information in accordance with ASC 805-10-50-2h.

Form 8-K dated April 24, 2013
Exhibit 99.1

4. You start your earnings release with the disclosure of non-GAAP financial measures and do not disclose the GAAP amounts until the reconciliation. Please provide us proposed revised disclosures to be included in future earnings releases that balance these non-GAAP performance measures with a discussion of the most comparable GAAP measures. Please be sure that the revised disclosures show the GAAP measures with equal or greater prominence than the non-GAAP measures. Please see Instruction 2 to Item 2.02 of Form 8-K which indicates that Item 10(e)(1)(i) of Regulation S-K applies to these disclosures.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant